EXHIBIT 99.5

Contractual Cash Obligations

As at December 31, 2018 (Cdn$ millions)	Total	Due in less than 1 Year	Due in 1 – 3 Years	Due in 4 – 5 Years	Due after 5 Years
Long-term debt	1,500	500	—	400	600
Interest on long-term debt	336	69	82	67	118
Provision for reclamation	1,157	51	93	72	941
Provision for waste disposal	10	1	3	4	2
Other liabilities	68	1	2	2	63
Capital commitments	16	16	—	—	—
Unconditional product purchase commitments[1,2]	1,015	346	207	133	329

Total contractual cash obligations	4,102	984	387	678	2,053

[1]	Denominated in US dollars and Japanese yen, converted from US dollars to Canadian dollars at the rate of 1.30 and from Japanese yen to Canadian dollars at the rate of $0.01.
[2]	These amounts have been adjusted for any additional purchase commitments that we have entered into as of February 7, 2019, but does not include deliveries taken under contract since December 31, 2018.

Commercial Commitments

As at December 31, 2018 (Cdn$ millions)	Total Amounts Committed
Standby letters of credit[1]	1,572

Total commercial commitments	1,572

[1]

The financial assurances (including standby letters of credit and surety bonds) maturing in 2018 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of our operating sites which are expected to remain outstanding well into the future and our obligations under the CRA dispute which are expected to remain outstanding until the dispute is resolved.